UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

INSCI CORP.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

45765T106

(CUSIP Number)

Charles C. Freyer, Esquire

General Counsel

SCP Private Equity Partners II, L.P.

1200 Liberty Ridge Drive, Suite 300

Wayne, PA 19087

610-254-4242

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

copy to: Spencer W. Franck, Jr.

Saul Ewing LLP

1200 Liberty Ridge Drive, Suite 200

Wayne, PA 19087-5055

610-251-5082

December 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only) SCP Private Equity Partners II, L.P. 23-3037972

2.	Check the Appropriate Box if a Member of a Group (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (SEE INSTRUCTIONS) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 30,934,220 9. Sole Dispositive Power 0 10. Shared Dispositive Power 30,934,220

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,934,220

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS)	☐

13.	Percent of Class Represented by Amount in Row (11) 34.05%*

14.	Type of Reporting Person (SEE INSTRUCTIONS) PN

*	Based on 59,923,440 shares of the Issuer’s common stock outstanding as of December 31, 2003.

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only) SCP Private Equity II, LLC 23-3047235

2.	Check the Appropriate Box if a Member of a Group (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (SEE INSTRUCTIONS) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 30,934,220 9. Sole Dispositive Power 0 10. Shared Dispositive Power 30,934,220

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,934,220

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS)	☐

13.	Percent of Class Represented by Amount in Row (11) *34.05%

14.	Type of Reporting Person (SEE INSTRUCTIONS) CO

*	Based on 59,923,440 shares of the Issuer’s common stock outstanding as of December 31, 2003.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to a Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on September 12, 2003 (the “Schedule 13D”), an Amendment No. 1 to Schedule 13D filed with the SEC on October 10, 2003 (the “Amendment No. 1”), an Amendment No. 2 to Schedule 13D filed with the SEC on November 13, 2003 (the “Amendment No. 2”), and an Amendment No. 3 to Schedule 13D filed with the SEC on December 16, 2003 (the “Amendment No. 3”). This Amendment No. 4 amends and supplements Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3. Information in the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 remains in effect except to the extent that it is superceded by the information in this Amendment No. 4. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings ascribed to such terms in the Schedule 13D, Amendment No. 1, Amendment No. 2, and Amendment No. 3.

Item 1.	Security and Issuer.

This Amendment No. 4 relates to the Common Stock of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration.

Under the Series C Agreement and subject to certain conditions set forth therein, SCP L.P. purchased an additional 257,785 shares of Series C Preferred against payment of $500,000 by SCP L.P. on December 31, 2003.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Both Reporting Persons may be deemed to be the beneficial owners with shared power to vote and dispose of a total of 30,934,220 shares of the Issuer’s Common Stock (or 34.05% of the outstanding Common Stock of the Issuer). SCP LLC is deemed to be such a beneficial owner as described herein because of an agreement with SCP L.P. granting SCP LLC the power to make voting and investment decisions regarding the securities held by SCP L.P.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

SCP Private Equity Partners II, L.P.

By: SCP Private Equity II General Partner, L.P., its General Partner

By: SCP Private Equity II, LLC,

By:	/S/ THOMAS G. REBAR

Name:	Thomas G. Rebar

Title:	a Manager

SCP Private Equity II, LLC

By:	/S/ THOMAS G. REBAR

Name:	Thomas G. Rebar

Title:	a Manager